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                                                                       EXHIBIT 3



                                        FOR MORE INFORMATION CONTACT:
                                        Rick Neece, CITATION 314/579-7900
                                        Ned Maniscalco for CITATION 314/982-1700

FOR IMMEDIATE RELEASE

              CITATION COMPUTER SYSTEMS CLOSES SALE OF UK BUSINESS

     ST. LOUIS, MARCH 17, 1997 -- CITATION Computer Systems, Inc. (NASDAQ:
CITA) today announced that it had closed the previously announced sale of its United Kingdom operations to Health Systems Limited, a new UK based company. The sale price was not disclosed.
     Under the terms of the transaction, Health Systems Limited will acquire CITATION's operating assets, retain the majority of the Company's employees in the UK and assume responsibility for CITATION's existing customers and contracted commitments in the UK.
     A product licensing agreement provides CITATION with royalties on any future sales made by Health Systems of CITATION clinical software products in the UK. As previously announced, the transaction will result in a loss in the Company's fiscal fourth quarter, which ends March 31, 1997. That loss now is estimated at between $.43 and $.46 per share. However, among other benefits, CITATION expects to receive approximately $0.8 million in income tax refunds related to the transaction over the next nine months.
     J. Robert Copper, CITATION's chairman and chief executive officer, stated, "This agreement will remove from CITATION the volatility and cash drain caused by the UK operations. In addition, it establishes a distributor for CITATION in the UK, which has long been the Company's preferred method of doing business internationally. The agreement also is expected to provide CITATION a source of income and positive cash flow."


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CITATION CLOSES UK SALE
ADD ONE

     Health Systems Limited was formed by a group of executives with significant healthcare information systems experience in the UK.
     CITATION provides comprehensive client/server information systems for clinical, financial/administrative areas, and a community-wide registration system. CITATION has 600 systems in more than 450 healthcare facilities throughout the United States, Canada, the United Kingdom, Ireland, Asia-Pacific and other countries. CITATION has its headquarters in St. Louis, Missouri

          CITATION -- THE BEST INFORMATION SYSTEMS VALUE IN HEALTHCARE